Exhibit 99.5

GENERAL INFORMATION

OFFICERS
Labopharm Inc.
INVESTOR RELATIONS
James R. Howard-Tripp	Mark A. D’Souza
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
Telephone: 450 686-0207
Mark A. D’Souza	Fax: 450 687-5860
Senior Vice-President and Chief Financial Officer
Jason Hogan
Mary Anne Heino	Telephone: 416 815-0700
President, Labopharm USA, Inc.	Fax: 416 815-0080
jhogan@equicomgroup.com
Damon C. Smith, BSc., PhD.
Senior Vice-President, Research and Development
All amounts in this report are in Canadian dollars, unless otherwise stated.
Frédéric Despars
Vice-President, General Counsel and Corporate Secretary	Ce rapport trimestriel est disponible en français sur demande.

Uwe Erbrich, PhD.	Printed in Canada
Vice-President, Global Quality Assurance
LABOPHARM INC.
Sylvain Guénette	480 Armand-Frappier Blvd.
Vice-President and Corporate Controller	Laval, Québec H7V 4B4
Telephone: 450 686-0207
Gregory M.C. Orleski	Fax: 450 686-9141
Vice-President, Business Development	www.labopharm.com
info@labopharm.com
Sybil Robertson
Vice-President, Regulatory Affairs
RYZOLT™ is a trademark of Purdue Pharma Products L.P.
Labopharm Europe Limited
Anthony C. Playle	Contramid® is a registered trademark of Labopharm Inc.
Managing Director
Polymeric Nano-Delivery Systems™ is a trademark of Labopharm Inc.
Labopharm USA, Inc.
Mary Anne Heino
President